September 19, 2007

British Colombia Securities Commission
Alberta Securities Commission
Autorité des marches financiérs
Ontario Securities Commission

Dear Sirs:

Please be advised that the material change filed under Project No. 01159182 was previously filed on June 21, 2007 under Project No. 01120954. Attached is the correct material change that should have been filed.

Please call me if you have any questions.

Yours truly,

/s/ Melissa Lee Kent

Per:

Melissa Lee Kent,

Metallica Resources Inc.
Director of Financial Reporting and Compliance